Exhibit 99.1

Shanda Games Announces Management and Board Changes

Hong Kong, China—October 28, 2014—Shanda Games Limited (“Shanda Games,” or the “Company”) (NASDAQ: GAME), a leading online game developer, operator and publisher in China, today announced that Mr. Xiangdong Zhang has stepped down as CEO of the Company and has been removed from the Board of Directors and the Compensation Committee and the Corporate Development and Finance Committee with immediate effect. Mr. Yingfeng Zhang has been appointed as acting CEO and the Board will begin a global search for a permanent successor. Mr. Yingfeng Zhang has also been appointed as a member of the Board, the Compensation Committee and the Corporate Development and Finance Committee.

“I would like to thank the Board for giving me the opportunity to work with Shanda Games again,” commented Mr. Yingfeng Zhang, acting CEO of Shanda Games. “I witnessed Shanda Games’ legendary growth from a small franchise into the leading online game developer and operator in China and I am glad that I have the opportunity to come back. Despite the challenges the games industry is facing today, I am confident in the dedicated management team of Shanda Games and its intelligent and responsible employees. I look forward to working with them to turn the Company onto a growth path again.”

Mr. Yingfeng Zhang joined Shanda Interactive Entertainment (“Shanda Interactive”) in 2001 and is currently a vice president of Shanda Interactive. Mr. Zhang was the head of the legal and IP department of Shanda Interactive and in charge of screening, negotiations and licensing of online games, including Mir II. After the spinoff of Shanda Games in 2009, Mr. Zhang served as the general counsel and vice president of Shanda Interactive as well as a partner of Shanda Capital. On behalf of Shanda Interactive, he was involved in the daily operations of various subsidiaries of Shanda Interactive including Hangzhou Bianfeng Networking Technology Co., Ltd. (“Bianfeng”), Haofang Co., Ltd. (“Haofang”) and Shanda Games. Mr. Zhang also has extensive experience in capital market transactions and participated in the initial public offering of Shanda Interactive and Shanda Games, the privatization of Shanda Interactive, and the trade sale of Bianfeng and Haofang. Before joining Shanda Interactive, Mr. Zhang worked with Shanghai Hujiang Law Firm. Mr. Zhang received his bachelor’s degree in law from East China University of Political Science and Law and his LL.M. degree from SMU Dedman School of Law.

As previously announced on January 27, 2014, the Board has received a preliminary non-binding proposal letter dated January 27, 2014 from Shanda Interactive Entertainment Limited and certain other parties to acquire the Company in a “going private” transaction (the “Proposal”). The Company has been informed by Shanda Interactive that the Proposal is unchanged and the special committee established by the Board to evaluate the Proposal (the “Special Committee”) is continuing to do so. The Company cautions its shareholders and others considering trading its securities that neither the Board nor the Special Committee has made any decision with respect to the Company’s response to the Proposal. There can be no assurance that any definitive agreement will be executed relating to the proposed transaction, or that the proposed transaction or any other transaction will be approved or consummated.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that the Company is unable to launch the games the Company intends to release; such games and any related expansion packs are not well received by users; the games fail to meet the expectations of end users; the Company fails to execute its mobile strategy and the Company fails to deliver long-term growth, as well as the other risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online (MMO) games and mobile games in China and in overseas markets, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Associate Director

Phone:+86-21-5050-4740 (Shanghai)

Email:IR@ShandaGames.com

Christensen:

Christian Arnell

Phone:+86-10-5900-1548 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone:+1-480-614-3004 (U.S.A.)

Email: lbergkamp@ChristensenIR.com